UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Authentidate Holding Corp.

(Exact name of the registrant as specified in its charter)

Delaware	0-20190	14-1673067
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Connell Corporate Center 300 Connell Drive, 5th Floor Berkeley Heights, New Jersey	07922

(Address of principle executive offices)	(Zip code)

William A. Marshall

Chief Financial Officer

Tel.: (908) 787-1700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD of Authentidate Holding Corp. (the “company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

Rule 13p-1 (the “Rule”) was adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) and requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”). Certain of the company’s operations contract to manufacture products for which the Conflict Minerals are necessary to the functionality or production of those products. The Rule excludes from its requirements Conflict Minerals that, prior to January 31, 2013, were located “outside of the supply chain”, as that phrase is defined in the Rule.

Pursuant to the Rule, for products which contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary Conflict Minerals originated in any of the Covered Countries. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary Conflict Minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Background

The company provides secure web-based software applications and telehealth products and services. The company’s web-based services are delivered as Software as a Service to its customers. The company’s telehealth solutions consist of in-home patient vital signs monitoring systems and services and utilize either (i) its Electronic House Call™ monitoring device, (ii) a tablet-based patient vital signs monitoring appliance or (iii) its Interactive Voice Response (“IVR”) patient vital signs monitoring solution. The provision of the company’s web-based services and IVR solution do not involve the manufacture of a product. The company does not manufacture any products. However, the company contracts with a third party to manufacture the Electronic House Call monitoring device. Mobile devices that the company utilizes in its provision of telehealth services are products manufactured by third parties on which the company’s software is installed and the company neither manufactures such devices nor contracts for the manufacture of such devices. Although certain components contained in the company’s products were acquired during 2014, the company’s inventory of components for such devices was largely established prior to 2013. With respect to these devices, except as described below, the company has determined that the Conflict Minerals present in these devices were outside of the supply chain prior to January 31, 2013.

As described below, the company has conducted a good faith and reasonable country of origin inquiry regarding the Conflict Minerals that are necessary to the functionality or production of its products which are required to be reported on for the calendar year ended December 31, 2014. In accordance with the Rule, this inquiry is limited to Conflict Minerals contained in components of its products that were not outside of the supply chain prior to January 31, 2013. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The company’s supply chain with respect to its products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the products and the original sources of the Conflict Minerals. In this regard, the company does not purchase Conflict Minerals directly from mines, smelters or refiners and based on its inquiries, neither do any of the company’s direct suppliers. The company must therefore rely on its suppliers and indirect suppliers to provide information regarding the origin of Conflict Minerals that are included in its products.

Reasonable Country of Origin Inquiry

In performing its reasonable country of origin inquiry for 2014, the company performed a comprehensive analysis of its product components, and the role that suppliers play throughout its manufacturing and product delivery processes. The company defined the scope of this process by identifying suppliers that provided components or engaged in manufacturing activities that are likely to contain Conflict Minerals and the company examined records concerning third party purchases of components used in its products. During 2014, the company acquired an insubstantial amount of additional components for use by its contract manufacturer to assemble additional inventory of product. With respect to the additional components acquired during 2014, the company made inquiries to these vendors in an effort to ascertain the country of origin of any Conflict Minerals present in such components. From such responses, the company determined that these components were either manufactured prior to 2013 or were the same products purchased from the same vendors as in prior periods. Based on the responses received, the company determined that Conflict Minerals either did not originate in the Covered Countries or were not in the supply chain prior to January 31, 2013. For the purpose of this Form SD, the company’s reasonable country of origin did not encompass an inquiry of Conflict Minerals contained in its products that, prior to January 31, 2013, were outside of the company’s supply chain (as such term is defined in Form SD). The company’s reasonable country of origin inquiry was overseen by the company’s Chief Financial Officer and other members of its senior management team.

During 2014, the company also engaged in outreach to principal points of contact at its contract manufacturer and direct suppliers and in certain cases indirect suppliers were contacted by the company’s contract manufacturer or its direct suppliers. The company’s principal approach in carrying out this inquiry was to request that its suppliers complete and return the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition

and the Global e-Sustainability Initiative (the “Conflict Mineral Reporting Template”) and/or seeking confirmation that the supplier has adopted procedures designed to ensure that any Conflict Minerals sold to the company did not originate in the Covered Countries. The Conflict Mineral Reporting Template enabled the company to obtain information from its suppliers regarding such entities’ conflict-free policies, engagement with their suppliers, the smelters used by such suppliers and the origin of Conflict Minerals included in their products, as well as their due diligence efforts. Where the company did not receive complete responses to the Conflict Mineral Reporting Template from a supplier, the company received written representations from such suppliers as to the country of origin of the Conflict Minerals in the components procured from such supplier. As warranted, the company engaged in follow-up inquiries with its suppliers based on the information provided to it either in the form of a Conflict Mineral Reporting Template or other written representation or to encourage them to respond.

Since (i) the company’s reasonable country of origin inquiry allowed it to determine that it had no reason to believe that any of the Conflict Minerals necessary for the functionality or production of its products which are required to be reported on for 2014 may have originated in any Covered Country and (ii) the company is not required to report on any Conflict Minerals which, prior to January 31, 2013, were outside of the supply chain, the company determined that it was not required to undertake additional due diligence procedures in accordance with the Rule. The company conducted its reasonable country of origin inquiry in good faith, and believes that such inquiry was reasonable to allow it to make its determination as reported in this Form SD.

Conflict Minerals Disclosure

Based on its reasonable country of origin inquiry, the company concluded that it has no reason to believe that the Conflict Minerals necessary for the functionality or production of products which are required to be reported on for the calendar year ended December 31, 2014 may have originated in the Covered Countries.

This Form SD is publicly available at www.authentidate.com/investors/sec-filings/form-sd-conflict-minerals.

Item 1.02 – Exhibit

Not required.

Section 2 – Exhibits

Item 2.01— Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Authentidate Holding Corp.
(Registrant)

/s/ William A. Marshall		June 1, 2015
By:	William A. Marshall,	(Date)
Title:	Chief Financial Officer